Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

APPOINTMENT OF CHIEF ACTUARY

The Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that on 26 March 2012, the Board approved the Resolution Regarding the Nomination of Mr. Li Mingguang as the Chief Actuary of the Company, pursuant to which the appointment of Mr. Li Mingguang as the Chief Actuary of the Company was approved. China Insurance Regulatory Commission has approved the qualification of Mr. Li Mingguang as the Chief Actuary of the Company.

Mr. Li Mingguang, born in 1969, Chinese, joined the Company in 1996 and subsequently served as deputy director, director, assistant to general manager of Product Development Department, responsible actuary of the Company and general manager of Actuarial Department. He graduated from Shanghai Jiao Tong University in computer science with a bachelor’s degree in 1991, Central University of Finance and Economics in actuarial science with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Work Committee and the secretary-general of the first session of the China Association of Actuaries. He is currently the secretary-general of the China Association of Actuaries and a guest director of the board of directors of the Insurance Institute of China.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 26 March 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh